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SECURITIES 04013210 ISSION
Washington

SEC FILE NUMBER
8-50268

SEC MAIL RECEIVED PROCESSING NOV 23 2004 WASH, DC 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

Salomon Grey Financial Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5430 LBJ Freeway, Suite 1626
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LM

OATH OR AFFIRMATION

I, Kyle B. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salomon Grey Financial Corporation, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KATHY A. CARRINGTON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES 11-12-2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SALOMON GREY FINANCIAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2004

SALOMON GREY FINANCIAL CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3 - 4
STATEMENT OF INCOME		5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		6
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		7
STATEMENT OF CASH FLOWS		8 - 9
NOTES TO FINANCIAL STATEMENTS		10 - 13
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15 - 16
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	17
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		19 - 20

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Salomon Grey Financial Corporation

We have audited the accompanying statement of financial condition of Salomon Grey Financial Corporation as of September 30, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Grey Financial Corporation as of September 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Company has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State securities laws. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 4, 2004

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2004

ASSETS

Cash	$ 432,729
Receivable from brokers-dealers and clearing organizations	1,746,825
Securities owned, at market value	13,216
Property and equipment, net of accumulated depreciation of $124,998	40,096
Other receivables	35,261
Federal income tax refund receivable	59,925
Deposits	6,941
	$ 2,334,993

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 528,194
Payable to brokers-dealers and clearing organizations	276,798
Commissions payable	943,317
Securities sold not yet purchased	19,878
	1,768,187
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000,000 shares issued and outstanding	523,744
Retained earnings	43,062
Total stockholder's equity	566,806
	$2,334,993

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2004

Revenues	
Commissions income	$ 16,072,076
Gains or losses on firm securities trading accounts	645,809
Other income	38,238
	16,756,123
Expenses	
Compensation and benefits	1,758,926
Commissions and clearance paid to all other brokers	12,442,074
Communications	517,645
Occupancy & equipment costs	235,611
Promotional costs	128,068
Regulatory fees and expenses	347,648
Other expenses	1,472,595
	16,902,567
Net loss before income tax	(146,444)
Provision for federal income tax refund	58,079
Net loss	$ (88,365)

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2004

	Common Stock	Retained Earnings	Total
Balances at October 1, 2003	$ 523,744	$ 131,427	$ 655,171
Net loss		(88,365)	(88,365)
Balances at September 30, 2004	$ 523,744	$ 43,062	$ 566,806

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2004

Balance at October 1, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance at September 30, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net loss	$ (88,365)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Depreciation	14,849
(Increase) decrease in assets:	
Receivable from brokers-dealers and clearing organizations	933,540
Securities owned	55,821
Federal income tax refund receivable	150,075
Other receivables	26,041
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(64,665)
Payable to brokers-dealers and clearing organizations	(113,665)
Commissions payable	(684,054)
Securities sold, not yet purchased	19,878
State income taxes payable	(16,441)
Net cash provided (used) by operating activities	(233,014)
Cash flows from investing activities:	
Purchases of property and equipment	(5,040)
Net cash provided (used) by investing activities	(5,040)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	227,974
Cash at beginning of year	204,755
Cash at end of year	$ 432,729

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2004

Supplemental Disclosures of Cash Flow Information

Cash paid for:

Income taxes	$ 53,841
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Salomon Grey Financial Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States of America.

The Company is 100% owned by Salomon Grey Financial Group, Inc. (the "Parent").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the correspondent broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $139 for the year ended September 30, 2004 and are reflected in promotional costs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income, including non-deductible officer life insurance premiums and meals and entertainment expenses, are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2004 was $14,849, and is reflected in occupancy and equipment costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004, the Company had net capital of approximately $420,364 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.55 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

At September 30, 2004, and at various times during the year then ended, the Company had cash balances in excess of federally insured limits of $100,000.

Note 5 - Related Party Transactions

The Company paid the Parent $212,200 for various administrative expenses incurred for the year ended September 30, 2004. This is reflected in other expenses.

The Company received commission income from a private placement of common stock for Hollywood Previews, Inc. ("HPI"). The President of the Company holds an ownership interest in HPI. The Company earned $284,310 in commission income.

Note 5 - Related Party Transactions, continued

The Company is provided consulting services by an affiliated entity, Broker Dealer Consultants, L.L.C. Consulting fees charged to expense were $100,000 for the year ended September 30, 2004 and are reflected in other expenses.

The Company wrote off bad debts of $55,000 from entities in which the Company's president holds ownership interests and is reflected in other expenses.

The Company paid $184,981 to a former shareholder/officer pursuant to a consulting agreement that expires January 31, 2005, and is reflected in other expenses.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending September 30,	
2005	$ 140,374
2006	139,153
2007	138,978
2008	138,978
2009	138,978
2010	34,745
	$ 731,206

Rental expense for the year ended September 30, 2004 was $170,347 and is reflected in occupancy and equipment costs.

Note 7 - Commitments and Contingencies

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State

Note 7 - Commitments and Contingencies, continued

securities laws and claim unspecified damages. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2004

Schedule I

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 566,806
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		566,806
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 40,096	
Other receivables	35,261	
Deposits	6,941	
Federal income tax refund receivable	59,925	(142,223)
Net capital before haircuts on securities positions		424,583
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(4,219)
Net capital		$ 420,364

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 528,194
Commissions payable	943,317
Securities sold not yet purchased	19,878
Total aggregate indebtedness	$1,491,389

Schedule I (continued)

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 99,476
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 320,364
Excess net capital at 1000%	$ 271,225
Ratio: aggregate indebtedness to net capital	3.55 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ 508,565
Increase (decrease) due to adjustments for:	
Accounts payable and accrued expenses	104,632
Franchise taxes payable	(16,431)
Net capital per audited report	$ 420,364

Schedule II

SALOMON GREY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.
Legent Clearing, LLC
Sterne Agee Capital Markets, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2004

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Salomon Grey Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Salomon Grey Financial Corporation (the "Company"), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 4, 2004